FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	ICICI Bank Limited - Rating Rationale -April 13, 2018

 Item 1

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

We have sent the below communication to the Indian stock exchanges in response to an email dated April 16, 2018 sent by the Indian exchanges seeking clarifications on the media report, “CRISIL reaffirms stable rating for ICICI Bank debt instruments”.

We wish to clarify that CRISIL has reaffirmed its ratings on ICICI Bank’s debt instruments with a stable outlook and has issued the attached media release. The same is enclosed for your information and records

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Rating Rationale

April 13, 2018 | Mumbai

ICICI Bank Limited

Upper Tier-II Bonds (Under Basel II) Aggregating Rs.8495 Crore	CRISIL AAA/Stable (Reaffirmed)
Tier-I Perpetual Bonds (Under Basel II) Aggregating Rs.518 Crore	CRISIL AAA/Stable (Reaffirmed)
Bonds/Debentures Aggregating to Rs.629 Crore*	CRISIL AAA/Stable (Reaffirmed)

*Pertains to the erstwhile ICICI Ltd.'s debt instruments rated by CRISIL; these instruments were transferred to ICICI Bank following the merger of ICICI Ltd with ICICI Bank

Detailed Rationale:

CRISIL has reaffirmed its ratings on ICICI Bank’s debt instruments at ‘CRISIL AAA/Stable’.

The ratings on ICICI Bank’s debt instruments continue to reflect the bank’s healthy capitalisation, strong market position and comfortable resource profile. These strengths are tempered somewhat by the pressure on the bank’s asset quality from exposures to highly leveraged corporate groups. However, the bank’s healthy capital position, coupled with its demonstrated ability to raise capital and steady pre-provisioning profits cushions the bank’s credit risk profile against asset quality risks. Meanwhile, the asset quality performance of the bank’s retail asset portfolio that constitutes almost half of the bank’s advances mix as on December 31, 2017 is expected to remain stable over the medium term.

CRISIL has taken note of ICICI Bank Board’s response to the recent allegations of potential conflict of interest pertaining to the bank’s exposure to Videocon group. CRISIL believes that this exposure, which has already been classified as a non-performing asset (NPA) with sizeable provisioning by the bank, is in itself not material in the context of its outstanding loan book or capital. Any further provisioning or even write-offs pertaining to that exposure are not likely to impact the bank’s credit risk profile. CRISIL anticipates continuation in ICICI Banks’ strategy of building upon its strong market position in the Indian wholesale and retail lending markets, while maintaining its healthy capitalization levels and strong liability franchise, even as it strives to improve its asset quality. CRISIL will also monitor developments pertaining to the ongoing investigations on the bank’s exposure to Videocon group to watch out for any potential materiality in outcomes on areas like management stability or fund raising ability and suitably factor them in its rating.

Analytical Approach:

For arriving at its ratings, CRISIL has combined the business and financial risk profiles of ICICI Bank and its subsidiaries.

Key Rating Drivers & Detailed Description: Strengths:

Healthy capitalisation:

ICICI Bank had a sizeable networth of Rs 1,04,500 crore, and a strong Tier-I capital adequacy ratio (CAR) of 14.6% and overall CAR of 17.7% under Basel III as on December 31, 2017, making it amongst the well capitalised banks in India. The bank’s networth coverage for net non-performing asset (NPA), while declined to 4.4 times as on December 31, 2017, remains higher than the industry average. ICICI Bank also has adequate flexibility to raise additional capital through the sale of stakes in subsidiaries (the bank has raised around Rs.14500 crore in the last couple of years). Given the bank’s healthy cash accruals and demonstrated ability to raise capital, it is likely to maintain healthy capitalisation to support overall credit risk profile of the bank and also adequately cover for asset-side risks while pursuing credit growth over the medium term.

Strong market position in the financial services sector

ICICI Bank is among the largest private-sector banks in India with an asset base of Rs 8.1 lakh crore as on December 31, 2017. It is also one of the three banks that has been classified as ‘Domestic Systemically Important Banks (D-SIBs)’ by the Reserve Bank of India highlighting its significance to the overall financial system. The bank’s management team has been instrumental in establishing strong market position for the bank and its subsidiaries. Size, scale and positioning are key strengths for the ICICI group in its various business segments. As a leading full-service universal banking group with a PAN-India footprint, the ICICI group has a strong presence in life and general insurance, asset management, private equity and retail broking. The bank’s wide geographical spread is reflected in its network of 4860 branches as on December 31, 2017.

Healthy resource profile

Resource profile remains healthy, supported by high proportion of low-cost current account and savings account (CASA) deposits. CASA deposits, as a proportion of total deposits, remain healthy and had expanded to 50.4% as on December 31, 2017 while average CASA ratio was 45.7% for the nine months ended December 31, 2017. Further, total retail deposits constituted a high 74% of total deposits as on same date. This provides stability to the bank’s resource profile. CRISIL believes that ICICI Bank’s wide branch network and strong focus on digital banking will help it maintain higher-than-industry-average CASA levels and the bank will be able to maintain competitive funding cost over the medium term.

Weakness:

Asset quality performance remains sensitive to stress in the corporate sector

Asset quality of the bank is expected to remain under pressure in the near term. Gross NPAs have remained at elevated levels at 7.8% as on December 31, 2017 (7.9% in March 31 2017 and 5.2% as on March 31, 2016) which is higher than the average for private sector banks. The deterioration in asset quality has been primarily due to delinquencies in the bank’s corporate loan book in the vulnerable sectors including infrastructure and iron & steel. With the revision in the RBI’s framework for resolution of stressed assets in February 2018, the bank may witness further slippages from stressed accounts structured under various RBI schemes mainly from strategic debt restructuring (SDR) and Scheme for Sustainable Structuring of stressed Assets (S4A). However, with the expected resolution in fiscal 2019 of many large corporate NPAs referred under the Insolvency and Bankruptcy code (IBC) and estimated slowdown in the pace of fresh slippages to NPAs in the current fiscal, the pressure on the bank’s asset quality is expected to reduce over the medium term.

Nevertheless, the bank has been increasing the proportion of retail assets, where asset quality performance has been and is expected to be stable over the medium term. Moreover, the bank’s steady pre-provision profits on the back of comfortable net interest margins and healthy fee based income continues to support its earnings profile despite increase in provisioning costs in fiscal 2018. Bank’s provision coverage ratio has increased to 48.3% as on December 31, 2017 from ~40% as on March 31, 2017. While the increase in gross NPAs and the resultant increase in provisioning costs will impact the earnings profile of the bank in the near term, expected recoveries from stressed assets in the current fiscal coupled with improvement in credit offtake is expected to partly offset this impact. CRISIL expects the bank to take necessary measures to address the asset quality challenges and also, maintain its overall credit profile. The bank has demonstrated its resilience in the past while tiding over asset quality pressures faced in the aftermath of the global financial crisis by putting in place an institutionalized risk assessment framework involving enhanced control and monitoring mechanisms.

Outlook: Stable

CRISIL believes ICICI Bank will maintain its strong market position, healthy capitalisation, and comfortable resource profile. The bank will remain focused on growth in the secured asset classes over the medium term and will sustain its earnings levels above industry average. The outlook may be revised to ‘Negative’ if the bank witnesses higher-than-expected deterioration in its asset quality and earnings, or faces any other unexpected developments that may materially affect its ability to raise capital when required.

About the bank

Promoted by the erstwhile ICICI Ltd, ICICI Bank was incorporated in 1994. In 2002, ICICI Ltd was merged with ICICI Bank. In August 2010, ICICI Bank acquired Bank of Rajasthan (BoR), enhancing its presence in northern and western India. ICICI Bank has a consolidated asset base of Rs 10.54 lakh crore as on December 31, 2017.

ICICI Bank reported a standalone profit after tax (PAT) of Rs 5757 crore for the nine months ended December 31, 2017, against PAT of Rs 7776 crore for the same period in fiscal 2017. At the consolidated level (with subsidiaries and other associate entities), ICICI Bank reported PAT of Rs 6570 crore in the nine months ended December 31, 2017 as against PAT of Rs 8106 crore for the corresponding period of the previous year.

Status of Non-Cooperation with other CRAs: Not Applicable Other Information: Not Applicable

Key Financial Indicators (Consolidated)

As On/For The Period Ended December 31,	Unit	2017	2016
Total Assets	Rs Cr.	10,53,677	9,62,897
Total income (net of interest expenses)	Rs Cr.	59,777	58,088
Profit after tax	Rs Cr.	6,570	8,106
Gross NPA*	%	7.82	7.20
Overall capital adequacy ratio*	%	17.65	15.98
Return on assets (annualised)*	%	0.97	1.40

* on a standalone basis for the bank

Annexure - Details of Instrument(s)

ISIN	Instrument	Date of Issue	Coupon Rate (%)	Date of Maturity	Issue Size	Outstanding Rating with outlook
INE090A08PT6	Upper Tier II Bonds (Under Basel II)	29-Jan-10	8.81	29-Jan-25	1600	CRISIL AAA/Stable
INE090A08PQ2	Upper Tier II Bonds (Under Basel II)	12-Jan-10	8.9	12-Jan-25	150	CRISIL AAA/Stable
INE090A08PQ2	Upper Tier II Bonds (Under Basel II)	12-Jan-10	8.9	12-Jan-25	630	CRISIL AAA/Stable
INE090A08PH1	Upper Tier II Bonds (Under Basel II)	31-Aug-09	8.92	31-Aug-24	1000	CRISIL AAA/Stable
INE090A08PB4	Upper Tier II Bonds (Under Basel II)	26-Mar-09	9.95	26-Mar-24	1271	CRISIL AAA/Stable
INE090A08OV5	Upper Tier II Bonds (Under Basel II)	11-Nov-08	12	11-Nov-23	1100	CRISIL AAA/Stable
INE090A08OV5	Upper Tier II Bonds (Under Basel II)	11-Nov-08	12	11-Nov-23	400	CRISIL AAA/Stable
INE090A08OT9	Upper Tier II Bonds (Under Basel II)	22-Sep-08	11.25	22-Sep-23	1000	CRISIL AAA/Stable
INE090A08OH4	Upper Tier II Bonds (Under Basel II)	20-Jun-08	10	20-Jun-23	750	CRISIL AAA/Stable
INE090A08NH6	Upper Tier II Bonds (Under Basel II)	10-Jan-08	9.7	10-Jan-23	500	CRISIL AAA/Stable
INE090A08LJ6	Upper Tier II Bonds (Under Basel II)	15-Jan-07	9.4	15-Jan-22	94	CRISIL AAA/Stable
INE090A08LK4	Perpetual Tier 1 bonds(Under Basel II)	15-Jan-07	9.98	15-Jan-2106	18	CRISIL AAA/Stable
INE090A08NG8	Perpetual Tier 1 bonds(Under Basel II)	10-Jan-08	10.15	10-Jan-2107	199	CRISIL AAA/Stable
INE090A08NG8	Perpetual Tier 1 bonds(Under Basel II)	10-Jan-08	10.15	10-Jan-2107	301	CRISIL AAA/Stable
INE005A11473	Bonds*	3-Mar-99	Zero coupon	3-Mar-17	104.5	CRISIL AAA/Stable
INE005A11507	Bonds*	28-Apr-99	Zero coupon	28-Apr-17	108.3	CRISIL AAA/Stable
INE005A11523	Bonds*	16-Jun-99	Zero coupon	16-Nov-17	105.4	CRISIL AAA/Stable
INE090A08SQ6	Bonds	22-Jan-98	Zero coupon	21-Aug-20	16.9	CRISIL AAA/Stable
INE005A11309	Bonds	5-Oct-98	Zero coupon	5-Dec-22	137.9	CRISIL AAA/Stable
INE005A11531	Bonds	16-Jun-99	Zero coupon	16-Apr-23	18.3	CRISIL AAA/Stable

INE005A11341	Bonds	1-Dec-98	Zero coupon	1-May-23	57.1	CRISIL AAA/Stable
INE005A11382	Bonds	11-Jan-99	Zero coupon	11-Jun-23	40.2	CRISIL AAA/Stable
INE090A08SP8	Bonds	22-Jan-98	Zero coupon	21-Jul-26	40.4	CRISIL AAA/Stable

*CRISIL is awaiting independent confirmation of redemption before withdrawing rating on these instruments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	April 16, 2018	By:	/s/ P. Sanker
			Name :	Mr. P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary